03010666

NO ACT
P.E 1-6-03
132-2339

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 7, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2003

Re: The Dow Chemical Company
Incoming letter dated January 6, 2003

Dear Mr. Mueller:

This is in response to your letters dated January 6, 2003 and February 26, 2003 concerning the shareholder proposal submitted to Dow Chemical by Daniel Clowes. We also have received letters on the proponent's behalf dated January 30, 2003 and March 5, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 6, 2003

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of The Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Daniel Clowes*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Trillium Asset Management Corporation as the authorized representative of Mr. Daniel Clowes (the "Proponent"). The Proposal requests that the Company's Board of Directors prepare a report on "the company's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins." In addition, the Proposal includes a "Supporting Statement" indicating that the report called for under the Proposal should include certain specified information. The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2003 Proxy Materials on the basis set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations. While the Company does not agree with a number of the conclusions and assertions set forth in the Proposal, the Company is seeking to address these concerns directly with the Proponent.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company intends to file its definitive 2003 Proxy Materials on or after March 27, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

ANALYSIS

The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal is not limited to significant policy issues but instead encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks disclosures on matters relating to the ordinary business of the Company, including the timing and manner of addressing environmental concerns, the Company's expenditures on legislative matters, and the nature and operation of certain of the Company's public relations efforts.

In Exchange Act Release No. 40018 (May 21, 1998) the Commission explained that one central consideration on which the ordinary business exclusion rests relates to the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). This may occur where the proposal "seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

The Proposal, including the portion entitled "Supporting Statement," requests that the Company issue a report by October 3, 2003 covering ordinary business matters, such as "timetables and benchmarks to meet phase-out goals of [certain] treaties," "annual expenditures ... on attorney's fees, expert fees, lobbying and public relations/media expenses relating to the potential health and environmental consequences of dioxin releases or exposures," and "a description of any major controversies involving community and environmental stakeholders." In determining whether a proposal encompasses ordinary business matters, the Staff has evaluated each part of the proposal that calls for company action, regardless of how that portion of the proposal is captioned. The exact same format utilized in this Proposal – in which a "Supporting Statement" details items that the Proponents seek to have addressed in a report –

was considered by the Staff on two occasions, in *Wal-Mart Stores, Inc.* (avail. March 15, 1999) and *Wal-Mart Stores, Inc.* (letter issued March 31, 2000 and determination by Commission not to review the Staff's position issued Sept. 27, 2000).[1] In each case, in concurring that the proposals submitted to Wal-Mart were excludable under Rule 14a-8(i)(7), the Staff considered the elements of the proposed report enumerated under the "Supporting Statement" heading. For example, in its response issued on March 15, 1999, the Staff "note[d] in particular that ... paragraph 3 of the description of matters to be included in the report relates to ordinary business operations." As with the proposals considered in *Wal-Mart Stores*, the "Supporting Statement" in the Proposal is not a statement that provides support for the report, but instead elaborates on what is to be addressed in the report called for under the Proposal. Accordingly, in considering whether any part of the Proposal involves ordinary business matters within the meaning of Rule 14a-8(i)(7), it is necessary to consider each topic that the Company is requested to cover in the report requested by the Proposal.

---

[1] In the second instance, when the Staff's determination was appealed to the Commission, counsel for Wal-Mart elaborated on why the particular formatting employed by proponents does not alter the substance of a proposal:

> 6. Mr. Neuhauser's argument that the request for information on wages should not be considered part of the Proposal because it is located in the section of the Proposal labeled "Supporting Statement" is fatally flawed.
>
> Mr. Neuhauser attempts to make an argument that, because the portion of the Proposal dealing with wages appears in a section labeled "Supporting Statement," the Staff is incorrect in reading it as part of the Proposal. This argument fails for two reasons. First of all, the Staff does not generally distinguish between the sections of a proposal in determining whether it may be excluded in accordance with Rule 14a-8, but reads proposals as a whole for this purpose. Secondly, the section of the Proposal labeled "Supporting Statement" is not, in fact, a supporting statement. It is part of the requested action of the Proposal. The Proposal begins with six paragraphs of introductory clauses beginning with "Whereas," which lay out the proponents' arguments in support of the Proposal. In other shareholder proposals, this section of the proposal would be labeled its "supporting statement." Following these six clauses is one paragraph labeled "Resolved," which, in very general terms, requests that a report be prepared by Wal-Mart's Board of Directors. Following this "Resolved" paragraph is a list of five subjects to be addressed in the requested report. That list is labeled as the "Supporting Statement." In other shareholder proposals, this list of specific subjects to address would constitute part of the body of the proposal, and would not be labeled a "supporting statement." The function of this list of five points is not to support the Proposal, but to request specific action on the part of Wal-Mart. The list contains no statements providing reasons why Wal-Mart's shareholders should adopt the Proposal. Therefore, by definition, the list of subjects is not a supporting statement. Mr. Neuhauser's argument that this portion of the Proposal should not have been considered by the Staff in making its determination fails to correctly portray the nature of the "Supporting Statement."

A. The Proposal Involves Ordinary Business Matters Because It Requests the Company to Report on Timing Decisions Regarding the Company's Operations.

The Proposal requests that the Company report on "timetables and benchmarks to meet phase-out goals of the treaties" cited in the Proposal. Decisions relating to the timing and manner of implementing a specific policy are ordinary business matters. For example, in a factually analogous case, the Staff issued a no-action letter in *E.I. DuPont de Nemours and Co.* (avail. March 8, 1991) when a shareholder proposal requested that DuPont accelerate existing plans to phase out chlorofluorocarbons and halon production and present detailed reports regarding the plans. The Staff allowed omission of the proposal under Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)) because it was "directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations." After issuance of the no-action letter, the shareholder proceeded to file a lawsuit seeking an injunction compelling DuPont to include her proposal. In *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F.2d 416 (D.C. Cir. 1992), the Court of Appeals, with Ruth Bader Ginsburg, Circuit Judge, authoring the opinion, affirmed the District Court's decision in favor of the Staff's position. The Court noted that DuPont had undertaken to eliminate the products in question by year-end 1995, and pledged to do so sooner if "possible." The Court specifically stated, "[i]n these circumstances, we conclude that what is at stake is the 'implementation of a policy,' 'the timing for an agreed-upon action,' *see* Brief of the Securities and Exchange Commission, Amicus Curiae, at 31, and we therefore hold *the target date for the phase out a matter excludable under Rule 14a-8(c)(7).*" 958 F.2d at 428 (D.C. Cir. 1992) (emphasis added).

Similarly, in a no-action letter issued to *Duke Energy Corporation* (avail. Feb. 16, 2001) the shareholder proposal recommended that the Board of Directors take the necessary steps "to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007." Duke Energy Corporation, relying on Exchange Release Act No. 40018, explained to the Staff that "the operational procedures by which a business entity works to control pollution is in many ways an ordinary business matter for management's determination." *Id.* Just as the Staff agreed with Duke Energy Corporation and allowed exclusion of the entire proposal under Rule 14a-8(i)(7), we believe that the Staff should also allow the Company to exclude the Proposal from the Company's 2003 Proxy Materials.

As with the situation addressed in the *DuPont* letter, both the Proponent and the Company are committed to the same goal, dioxin reduction. As stated on the Company's website, http://www.dow.com/environment/dioxin/index.htm, the Company has made a commitment to dioxin reduction. Specifically, the Company states that "[i]n 1995, we enhanced our dioxin reduction efforts by committing to reduce our dioxin emissions to the air and water by

90 percent *by the year 2005*. We are investing $250 million dollars in a wide variety of projects to meet this goal. To date, our efforts have resulted in more than a 60 percent reduction of our dioxin emissions. This is two thirds of the way toward our target" (emphasis added). However, by asking that the Company report in greater detail on the timing of implementing this policy, the Proposal implicates the ordinary business decisions of the Company's management and board of directors, and as such the Proposal should be excluded as dealing with matters related to ordinary business operations under Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Requests the Company to Report on the Company's Involvement with Legislative and Political Aspects of the Company's Operations and the Company's Media and Public Relations Activities.

The Proposal requests that the Company report on "funds spent on attorney's fees, expert fees, lobbying and public relations/media expenses relating to the potential health and environmental consequences of dioxin releases or exposures at all Dow sites." The Proposal further requests that the Company report on "any major controversies involving community and environmental stakeholders concerning the remediation of particular sites." The Staff consistently has concurred that proposals seeking reports on a company's handling of legislative and regulatory actions are ordinary business matters. The Staff also has concurred that proposals addressing a company's advertising, media or public relations activities implicate ordinary business matters and therefore are excludable under Rule 14a-8(i)(7).

The precedent for excluding such proposals is long-established. For example, in *Consolidated Edison Company of New York Incorporated* (avail. April 30, 1984) the Staff considered a proposal that, among other things, requested that the company publish a report discussing its contributions and lobbying efforts in support of nuclear and coal energy sources. There, the Staff agreed that the proposal was properly excluded under former Rule 14a-8(c)(7), "since it appears to deal with specific lobbying, advertising and other activities that relate to the operation of the Company's business." More recently, in *International Business Machines Corporation* (avail. Dec. 22, 1999), the proposal asked the company to prepare "a report on the potential impact on IBM of pension-related proposals now being considered by national policy makers, including legislative proposals affecting cash balance pension plan conversions and related issues." Noting that the proposal "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations," the Staff concurred that the company could rely on Rule 14a-8(i)(7) to exclude the proposal. *See also General Electric Co.* (avail. Dec. 20, 1985) (company may exclude request for report on contributions to trade association lobbying on nuclear power issues).

Likewise, the Staff has long viewed shareholder proposals that seek to monitor or change a company's allocation of advertising expenditures as excludable because they implicate ordinary business matters. *See, e.g., Levitz Furniture Corporation* (avail. March 13, 1975) and *National*

Distillers & Chemical Corporation (avail. Feb. 27, 1975) (Staff states that a proposal requesting, among other things, the formation of a shareholder committee to assist in monitoring advertising is excludable because it "would seem to involve the ordinary business operations of the Company"). In *American Telephone and Telegraph Company* (avail. Jan. 17, 1980), the Staff granted no-action relief, in pertinent part, regarding a request by to exclude from its proxy statement a stockholder request for a proposal to "modernize the name of [the] corporation and to consider changing it to ATT." AT&T argued that the selection of the name that a corporation may use for various purposes, including for its public image, public relations and advertising aspects of the company's operations, were matters of its ordinary business and, as such, the proposal was excludable under Rule 14a-8(i)(7). While the number of proposals implicating this type of issue has declined in recent years, the Staff has continued to concur that proposals relating to public relations and advertising matters are excludable under Rule 14a-8(i)(7). *See, e.g., AOL Time Warner Inc.* (avail. March 20, 2001) (Staff concurs that proposal to change corporate name is excludable because it "appears to relate in part to ordinary business operations (i.e., the determination of what trade name to use for public relations and advertising purposes)"). As the Proposal explicitly implicates the Company's handling of legislative and regulatory actions as well as the Company's advertising and public relations activities, the Proposal should be excluded under Rule 14a-8(i)(7) as dealing with the Company's ordinary business operations.

C. The Proposal Is Excludable Because It Requests a Report on Ordinary Business Matters.

The Staff has taken the position that a proposal requesting the dissemination of a report to shareholders does not prevent omission of the proposal under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-200091 (Aug. 16, 1983). In addition, the Staff recently confirmed that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). In accordance with all the precedents cited above, the Company should be permitted to exclude the entire Proposal from its 2003 Proxy Materials because it deals with matters related to ordinary business operations in contravention of Rule 14a-8(i)(7).

The Proposal is excludable in its entirety because a number of the elements that the Proposal calls on the Company to address in a report relate to the Company's ordinary business matters, notwithstanding that certain portions of the Proposal requesting that the report address dioxin remediation efforts and emission-producing products and processes may be viewed as touching upon significant policy issues. For example, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred that under Rule 14a-8(i)(7) the company could exclude a proposal that recommended a number of potential mechanisms for increasing shareholder value. The Staff concluded that even though only two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted. The Staff expressly noted that "although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to E*TRADE's ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if E*TRADE omits the proposal from its Proxy Materials in reliance on rule 14a- 8(i)(7)." Similarly, in *Associated Estates Realty Corp.* (avail. March 23, 2000), the Staff found that a proposal relating in part to officer compensation and the adoption of a business plan to increase shareholder value was excludable under Rule 14a-8(i)(7) "because the proposal relates in part to ordinary business operations (e.g., the disposition of non-core businesses and assets)." *See also*, *General Electric Company* (avail. Feb. 10, 2000); *M&F Worldwide Corp.* (avail. March 29, 2000); *The Warnaco Group, Inc.* (avail. March 21, 1999); *Wal-Mart Stores, Inc.* (avail. March 15, 1999); *Kmart Corporation* (avail. March 12, 1999); and *Z-Seven Fund, Inc.* (avail. Nov. 3, 1999).

We are aware of instances in which shareholder proposals addressed concerns regarding a company's use of manufacturing processes that involved or produced dioxin or other toxic chemicals, and the Staff did not concur that the proposal could be excluded under Rule 14a-8(i)(7). *See, e.g., Columbia/HCA Healthcare Corp.* (avail. March 30, 1999); *Time Warner Inc.* (avail. Feb. 19, 1997). These proposals typically involve requests that the company either phase-out or evaluate its ability to reduce or phase out its dioxin-producing processes. In some cases the proposals request the company to issue a report on its plans to phase-out its dioxin-producing processes. However, we are not aware of any such letters in which the proposal contains a detailed list of items to be discussed in the report, parts of which address ordinary business matters. Thus, we believe these other letters are distinguishable from the Proposal.

As discussed in the letters cited above, the Staff has repeatedly concurred that a proposal may be excluded even if it touches upon significant policy matters, if the proposal relates in part to ordinary business operations. The Staff recently considered this situation in *Second Bancorp Inc.* (avail. Feb. 16, 2001). There, the company had received a proposal requesting that its board conduct an annual evaluation of the impact on shareholder value of remaining an independent entity versus selling or merging the bank. The company acknowledged that one aspect of the proposal (evaluating whether to initiate an extraordinary transaction) involved a subject which standing alone would not have been excludable under Rule 14a-8(i)(7). However, the company pointed out that "when read together with the supporting statement," the proposal required a yearly assessment of continuing the company's current operations, which encompassed the ordinary business matters. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) and stated, "We note that the proposal appears to relate in part to non-extraordinary transactions." As with the proposal presented in *Second Bancorp*, the Proposal here relates in part to the Company's ordinary business operations, and for that reason the entire Proposal is excludable under Rule 14a-8(i)(7).

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Shelley Alpern, Assistant Vice President, Trillium Asset Management Corporation

50166386_4.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL BY
DANIEL CLOWES

Dow Chemical Shareholder Proposal

Policies on Dioxin and Persistent Toxics

Whereas:

Some of Dow's operations and products result in the production and/or release of persistent bioaccumulative toxic (PBT) compounds during their life cycle, notably dioxin.

Dow's Midland, Michigan headquarters currently has regulatory permits to release dioxin to air, land and water. The surrounding city and watershed are contaminated with dioxin, with levels detected in the floodplain downriver, as high as 80 times the state's residential cleanup standard.

According to several scientific agencies, including the Agency for Toxic Substances and Disease Registry:

- Dioxin is harmful in miniscule amounts and has been linked, in animal studies, to endometriosis, immune system impairment, diabetes, neurotoxicity, birth defects, miscarriages, various harms to reproductive system functioning, and cancer.
- Dioxin can affect insulin, thyroid and steroid hormones.
- Developing babies are considered most susceptible to many of these dangers.

The Environmental Protection Agency's draft dioxin reassessment suggests that some people may be harmed at levels of dioxin currently found in human bodies, and identified potentially highly exposed groups including nursing infants, consumers of contaminated fish or livestock, and residents near dioxin sources.

US and Canadian governments have signed the Great Lakes Water Quality Agreement, establishing a goal to "virtually eliminate the input of persistent toxic substances [to the Great Lakes]" using the philosophy of "zero discharge."

More than 150 nations have signed the Stockholm Convention on Persistent Organic Pollutants (POP's) that, once ratified, would commit ratifying countries to eliminate certain intentionally produced POPs and ultimately eliminate certain POPs byproducts (including dioxin) where feasible.

Dow's Environmental, Health and Safety policy includes a commitment to "prevention of adverse environmental and health impacts," and Dow has recognized the importance of PBT reduction through its 2005 environmental goals.

RESOLVED: Shareholders request that the Board of Directors issue a report by October 2003, at reasonable cost and excluding confidential information, summarizing the company's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins.

SUPPORTING STATEMENT:

- Shareholders believe that such report should include:

- A list of current and future Dow Chemical products and waste treatment facilities creating or emitting dioxin or PBT's at any point in their life cycle.

- Timetables and benchmarks to meet phase-out goals of the treaties.

- Annual expenditures for each year from 1995-2002 summarizing funds spent on attorney's fees, expert fees, lobbying, and public relations/media expenses relating to the potential health and environmental consequences of dioxin releases or exposures at all Dow sites, as well as actual expenditures on remediation of dioxin contaminated sites.

- A list of the company's major reservoir sources of dioxin (concentrated deposits in the environment which may disperse into the ambient environment) at Dow-owned facilities in the US and globally.

- A description of any major controversies involving community and environmental stakeholders concerning the remediation of particular sites including Michigan, and reasonable projections of any material liabilities for cleanup or otherwise related to the contamination.

[499 words]

SANFORD J. LEWIS, ATTORNEY

RECEIVED
2003 JAN 31 PM 4:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 30, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Corporation
On Behalf of Daniel Clowes

Dear Sir/Madam:

Daniel Clowes (the proponent) is a beneficial owner of common stock of Dow Chemical Corporation who has submitted a shareholder proposal to Dow Chemical Corporation (the company) through his representative, Trillium Asset Management Corporation. I have been asked by the proponent to respond to the letter dated January 6, 2003, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the company. In that letter, the Dow contends that the proponent's shareholder proposal may be excluded from the company's 2003 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the letter sent by the company, and based upon the foregoing, as well as a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Dow Chemical's 2003 proxy statement and that it is not excludable by virtue of 14a-8(i)(7).

The proponent's shareholder proposal pertains to company's broad policies on the use, emission and production of persistent bioaccumulative pollutants, including dioxins. This relatively small group of compounds is under heightened scrutiny of international, federal, state and local policymakers, who have been targeting many of them for elimination. Because the company's choice of products arguably makes it one of the world's leading producers of products that can be linked to dioxin formation and emissions at some point during their life cycle, these trends pose a major public policy challenge to the company.

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in the DuPont case, 958 F. 2d 416, (DC Cir. 1992) a proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.* Although the company implicitly acknowledges that the proposal raises public policy issues, it contends that the details suggested in the supporting statement delve into excludable ordinary business matters rather than major policy issues. As we will explain below, in this instance the items requested in the proposed report are at a level of summarization needed to illuminate trends

PO Box 79225 Waverley, MA 02479 • gnproject@earthlink.net
781 894-0709 ph. • 781 891-6889 fax

related to the public policy issues facing the company. Therefore the proposal may not be excluded, because it deals exclusively with major policy matters.

Although the company has stated in its letter that it plans to exclude the resolution as ordinary business, representatives of the company have also agreed to meet with representatives of the proponent on February 17 to discuss the possibility of issuing the requested report to shareholders in lieu of the placing the proposed resolution before the shareholders. We will let you know if this discussion is resolved to the satisfaction of the parties.

ANALYSIS

I. PERSISTENT BIOACCUMULATIVE TOXIC CHEMICALS, INCLUDING DIOXINS, PRESENT LARGE PUBLIC POLICY CHALLENGES AND LONG TERM STRATEGIC IMPLICATIONS FOR THE COMPANY.

A. The company produces and emits persistent bioaccumulative toxics, and produces substances that lead to eventual emissions of dioxins.

Dioxins are a general scientific term used for a group of 210 chlorinated substances -- dioxins and furans -- which all exhibit similar chemical and physical properties. Seventeen members of this group are considered most toxic. USEPA, Draft Exposure and Human Health Reassessment of 2,3,7,8-Tetrachlorodibenzo-*p*-Dioxin (TCDD) and Related Compounds, September 2001.

Dow produces an array of products which can lead to the emission of dioxins. According to industry data, dioxins are produced and emitted in the production of vinyl chloride monomers (VCM's), for instance. Dow is one of the world's largest producers of these feedstocks -- materials that are the components of polyvinyl chloride plastics. When polyvinyl chloride products are disposed after use, their incineration is also believed by many experts to lead to the generation of dioxin at the point of use or disposal, for instance, in municipal incineration or in house, car, or landfill fires. While the amount of dioxins released depends most importantly on combustion conditions and control technologies, dioxin is indisputably released. USEPA, Draft Exposure and Human Health Reassessment of 2,3,7,8-Tetrachlorodibenzo-*p*-Dioxin (TCDD) and Related Compounds, September 2001.

Dow also produces a variety of chemicals that can be associated with dioxin formation either during manufacture, or during disposal if incinerated. Those chemicals include chlorinated pesticides, chlorinated solvents, and elemental chlorine. The environmental advocacy group Greenpeace has targeted Dow as one of the leading root sources of dioxin given the company's product line and an assessment of dioxin formation associated with the entire life cycle of the company's products. Greenpeace, *Dow Brand Dioxin*, 1995.

The Environmental Protection Agency issued its Updated Draft Reassessment of Dioxin in 2001. The in-depth scientific review, the most exhaustive review of a single compound ever undertaken by the agency, affirmed and amplified the already known hazards of dioxins. In our opinion, the study made it clearer than ever that dioxins are potent chemicals that produce a wide variety of effects in animals. Most scientists believe animal studies are good indicators of potential problems in humans. There is also human evidence that dioxin is toxic in tiny amounts, and can disrupt many systems of the body. The large body of evidence on dioxin has demonstrated effects including cancer, reproductive and developmental effects, disruption of normal hormone functions, skin rashes (chloracne), immune suppression, and liver damage.

The biggest change in the new draft is that EPA has found that the cancer risk from exposure to dioxin is 10 times greater than reported in 1994. The new review also underscores concerns about the developmental and reproductive effects of dioxin exposure in children indicating that children, particularly developing infants, are highly sensitive and vulnerable to the toxic effects of dioxin. The review concludes that impacts on development, the reproductive system and metabolism—may be occurring in people who are exposed to the high end of the general population's "background" levels.

In addition, new attention has been focused on the human "body burden" of dioxin – that is, the amount of the chemical found in the tissues of humans. Previous testing has shown that many Americans already have levels of this compound in their bodies, with any additional exposures only adding to that risk.

Persistent bioaccumulative toxics (PBT's) are substances which are known to persist in the environment, accumulate and bioconcentrate in the food chain, and cause threats to life as a result of their presence. When PBT's reach the environment they become persistent bioaccumulative pollutants Because of these characteristics, even small amounts of PBT's, if released over time, have the potential to concentrate in the food chain, posing risks to consumers.

Dow has already experienced substantial financial impacts or potential financial impacts due to its emphasis on a product line focused on toxic products. For instance, the Dow pesticide Dursban is believed to be associated with illness in thousands of exposed people, including potential neurological damage to children. The EPA fined the company $732,000 in 1995 for failing to disclose reports of adverse effects associated with use and exposure to Dursban. Though the company entered a voluntary agreement to end its sale of Dursban in over-the-counter products by the end of 2000, the company still manufactures and sells this product for agriculture in the US. The restrictions negotiated in the US do not apply to all other countries, like India.

Dow pesticide Dibromochloropropane, (DBCP) was banned in the US in 1978 following evidence linking it to sterilization and cancer. However, the company continued production for export to industrializing countries. In December 2002, it was reported that a Nicaraguan judge ordered three U.S. companies (Dow Chemical, Shell Oil Co. and Standard Fruit Co.) to pay $490 million to 583 banana workers allegedly affected by the use of the pesticide

Nemagon (which contained DBCP). Associated Press, Lawyer: U.S. Firms Ordered to Pay $490M, Sunday December 15, 2002.

B. Numerous public policy bodies and instruments are targeting PBT's and dioxins as a priority public health and environmental concern.

In 1993, the American Public Health Association endorsed a phase-out of chlorine and chlorinated compounds in industry processes, with exceptions made only if an industry can show that an individual usage is safe, in part, because of the link between PBT formation and chlorinated products.

In 1992 and again in 1994, the International Joint Commission on the Great Lakes recommended that the United States and Canada develop a timetable to sunset the use of chlorine and chlorine-containing compounds in industrial feedstocks. Their recommendation was based on their reading of the Great Lakes Water Quality Agreement, an agreement negotiated between the US and Canada.

In Europe, the Paris Commission on the Northeast Atlantic and the Barcelona Convention on the Mediterranean Sea and several other informational forums have called for the total elimination of chlorine in manufacturing processes.

The Stockholm treaty on Persistent Organic Pollutants, signed May 2001, states in its Annex C , which addresses dioxins, that:

> Priority should be given to the consideration of approaches to prevent the formation and release of the chemicals .... Useful measures could include:
> (a) The use of low-waste technology;
> (b) The use of less hazardous substances;
> (c) The promotion of the recovery and recycling of waste and of substances generated and used in a process;
> (d) Replacement of feed materials which are persistent organic pollutants or where there is a direct link between the materials and releases of persistent organic pollutants from the source;
> (e) Good housekeeping and preventive maintenance programmes;
> (f) Improvements in waste management with the aim of the cessation of open and other uncontrolled burning of wastes, including the burning of landfill sites. When considering proposals to construct new waste disposal facilities, consideration should be given to alternatives such as activities to minimize the generation of municipal and medical waste, including resource recovery, reuse, recycling, waste separation and promoting products that generate less waste. Under this approach, public health concerns should be carefully considered;
> (g) Minimization of these chemicals as contaminants in products;
> (h) Avoiding elemental chlorine or chemicals generating elemental chlorine for bleaching.

It also states that:

> When considering proposals to construct new facilities or significantly modify existing facilities using processes that release chemicals listed in this Annex, priority consideration should be given to alternative processes, techniques or practices that have similar usefulness but which avoid the formation and release of such chemicals.

As indicated by these examples, the focus of policy instruments at every level is increasingly on giving priority to the *elimination of production* of persistent bioaccumulative substances, because policymakers have concluded that as long as these products are marketed, they will eventually enter and pollute the environment through products and disposal pathways. Therefore, several of the products that the Company is producing are not only targeted by public policy for emissions reduction at the site of production but they are also targeted for phase-outs of product sales and distribution.

The Seventh Biennial Report on Great Lakes Water Quality issued by the International Joint Commission pursuant to the US-Canada Great Lakes Water Quality Agreement, addressed the topic of why persistent toxic substances such as dioxin cannot be safely regulated and must be phased out.

> The idea of a non-zero assimilative capacity in the environment or in our bodies (and hence allowable discharges) for such chemicals is no longer relevant. The Great Lakes Water Quality Board supports this view, concluding that there is no acceptable assimilative capacity for persistent, bioaccumulative toxic substances. It states, therefore, that the only appropriate water quality objective is zero....
>
> Within the environment's carrying capacity for human activity, there is no space for human loadings of persistent toxic substances. Hence, there can be no acceptable loading of chemicals that accumulate for very long periods, except that which nature itself generates. Moreover, conventional scientific concepts of dose-response and acceptable risk can no longer be defined as good scientific and management bases for defining acceptable levels of pollution. They are outmoded and inappropriate ways of thinking about persistent toxics...
>
> The production and release of these substances into the environment must, therefore, be considered contrary to the agreement legally, unsupportable ecologically and dangerous to health generally. Above all, it is ethically and morally unacceptable. The limits on allowable quantities of these substances entering the environment must be effectively zero, and the primary means to achieve zero should be the prevention of their production, use and release rather than their

subsequent removal. International Joint Commission, 7th *Biennial Report*, 1994.

Numerous communities and states have adopted resolutions or laws seeking to end the purchase or production of dioxin-generating products. For example, quite a few institutions have begun to move away from PVC plastic because of its link to the potential for dioxin formation, among other reasons (Dow is a major manufacturer of the feedstocks for PVC plastic). There is a growing trend away from PVC purchasing worldwide. See Appendix A to this letter for a list of some of the of policy developments against PVC in the US and worldwide.

In addition, a number of states and localities have begun adopting policies generally relating to dioxins and/or PBTs. For example, Oregon Executive Order NO. EO-99-13 charges the Oregon Department of Environment Quality to lead a statewide effort to eliminate the releases of PBTs into the environment, and among other things utilize education, technical assistance, pollution prevention, economic incentives, government procurement policies, compliance, and permitting activities to eliminate PBTs. The Environmental Management Council of Erie County, New York adopted a Resolution For PBT Purchasing, requesting that Erie County continually strive to purchase non-PBT-containing products. In cases where a PBT-free alternative is not available or practicable, the County will purchase lower PBT-containing products where possible.

II. REQUESTS FOR THE COMPANY TO REPORT ON WHETHER AND WHEN THE COMPANY WILL PHASE OUT PRODUCTS AND PROCESSES LEADING TO EMISSIONS OF PERSISTENT ORGANIC POLLUTANTS AND DIOXINS ARE MAJOR POLICY QUESTIONS RATHER THAN ORDINARY BUSINESS.

The resolved clause of the shareholder resolution asks the company to issue a report summarizing its plans to phase out products and processes leading to emissions of persistent organic pollutants and dioxins.

In light of the above discussion, the questions of phaseout of products and processes, is clearly a major public policy issue and reflective of major, long term strategic questions facing the company.

Thus the phaseout proposal is consistent with numerous similar public policy resolutions on chemical phaseouts which have been determined by Staff to not be ordinary business. For example, in the HCA/Columbia and Universal Health Services decisions (both available March 30, 1999), health care providers were asked to phase out the use of polyvinyl chloride in medical devices. Also, a similar resolution was found not to intrude on ordinary business, focusing on medical device manufacturer Baxter International (available March 1, 1999) calling for the company's phaseout of PVC in medical devices. PVC is one of the key substances produced by Dow that would also be a target of the present resolution.

In Time Warner Inc. (available February 19, 1997) a resolution on the phase out of the use of chlorinated paper by the publisher, as a paper user, was found to not be ordinary business. In Union Camp Corporation (available February 12, 1996) a resolution asked the company to "establish a schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing" (due to dioxin concerns). The Staff ruled that it could not be excluded as relating to ordinary business. In Chevron Corporation (available Feb 11, 1998) a requirement to report on toxic compounds, including dioxin, released from refineries, was found not to be ordinary business.

The proposal is also similar to a resolution submitted to Unocal requesting that company's Board of Directors appoint a committee of outside directors to issue a report on the "actual and potential economic and public relations cost to Unocal of opposition to its business in Burma."

The report included some detailed requirements, including the actual and potential benefits of continuing to do business in Burma as well as the costs to Unocal of:

"1. the growing boycott of Unocal products by consumers, including cities and states

"2. the increasing lobbying by Unocal of federal and local legislatures and governments

"3. litigation filed against Unocal."

In Maxxam Inc. (available March 26, 1998) the Staff concluded that a proposal requesting the company to prepare a report on strategies for ending all operations that cut, damage, remove, mill or otherwise involve old growth trees was not ordinary business. The staff noted that it was not ordinary business because it related to the adoption of a policy "designed to address a major ecological and environmental matter."

Also relevant are tobacco cases such as those involving Philip Morris and Loews Corporation (parent of tobacco company Lorillard). In Philip Morris Companies, Inc. (March 14, 1990) the proposal requested the company to amend its Articles of Incorporation to provide a prohibition against the company engaging in the tobacco business after a specified date. It was found not excludable as ordinary business. In Loews (available Feb. 22, 1990) a shareholder proposal for eventual cessation of manufacture of tobacco products, the company unsuccessfully argued that directing it to phase out its focus on particular products involves "ordinary business operations".

The proposal is also consistent with a previously allowed Dow Chemical resolution (available February 11, 1980) which requested the company to "establish a review committee to examine and evaluate the existing and potential health consequences of 2.4,5-T, Silvex and their derivatives, and to make recommendations to the Board relating to the economic justification of continued production of these herbicides. The committee shall have the following structure and duties;

1) The committee shall be no less then seven persons and shall include outside directors and representatives of management, employees and non-company persons expert in environmental science, medicine and public health;

2) Release its report-on the public health consequences of these herbicides to the board and shareholders within 6 months of the 1980 annual meeting;

3) Funds to be expended by the committee shall be limited to reasonable amounts as determined by the board.

Be it further resolved that the shareholders request that Dow Chemical place a moratorium on all production destined for export of these herbicides until publication of the review committee report."

In that matter, Staff responded that the resolution was not directed to Dow's ordinary business operations despite its consideration of the consequences and economic justification of individual products. The staff concluded that this was not directed to the ordinary business operations of the Company.

Twenty years after that Staff decision, the company is deeply enmeshed in and affected by the public policy issues related to its production, sales and release of products which can lead to the generation of persistent toxic substances including dioxins. Dioxin contamination as a result of historic and ongoing operations by the company remains an important issue. Dow's operations, largely historical, at their global headquarters in Michigan, are thought to be responsible for contamination of an entire watershed downriver from its plant. The company is facing substantial liability in that matter. The 1980 resolution is environmentally relevant today, because dioxin generated as part of 2,4,5-T production may have added to the dioxin loading in the region now looming as a substantial liability. Dow's operations at other plant sites may well also have resulted in some contamination of the local environment.

As public policy increasingly moves towards greater concern and control of dioxin and other PBT's, the issue only grows in importance and relevance for the company and its shareholders.

The proponent believes that if the company does not heed public policies calling for the speedy phase out of dioxins and persistent toxic compounds, and products which significantly generate these compounds during their life cycle, it will also be vulnerable to additional damage suits which could negatively impact shareholder value. It may also be vulnerable to loss of market share due to downward pressure on product sales and production worldwide.

The company cited the DuPont case to demonstrate why the request for timetables and benchmarks entails an intrusion into its "ordinary business." That case is very different from, and distinguishable, from the present proposal.

As described in the appellate decision on the case, the issue there related "not to *whether* CFC production should be phased out, but *when* the phase out should be completed" - specifically, a difference of one year between the company's plans and the resolution's proposed timeline. By contrast, in the present case the resolution asks the company to report on plans which have not been unveiled, and which as yet, it has not made a commitment to accomplish – namely, to phase out products and processes leading to emission of persistent bioaccumulative pollutants. At best, the company has announced plans to deal with a portion of this problem, through emissions controls at Dow facilities rather than reformulation for the most part – nor does the company resolve the impacts once its products are unleashed on the market and then into the environment.

Judge Ginsburg, now a Supreme Court Justice, in the Circuit Court appeal, stated in the Roosevelt decision that:

> Timing questions no doubt reflect "significant policy" when large differences are at stake. That would be the case, for example, if Du Pont projected a phase-out period extending into the new century. On the other hand, were Roosevelt seeking to move up Du Pont's target date by barely a season, the matter would appear much more of an "ordinary" than an extraordinary business judgment." At 37.

In the present matter, the proponent believes the evidence warrants expedient phaseout over some period of time, to be determined by the company in the requested report. If the company doesn't address this issue, there is the potential that it will be forced to make additional, more costly, reductions in the future.

The company notes that it has set a goal of reducing its dioxin emissions to air and water by 90% by the year 2005 and reports expenditures in excess of $ 250 million toward this goal. But this statement does not answer the fundamental question of whether and when the company will act consistently with the international treaties and other public policy measures that call for the *elimination* of dioxin emissions and precursors, and give preference to strategies for eliminating dioxin and PBT's at the source, that is, shifting away from harmful products rather than only controlling emissions once generated at Dow facilities. The company's 2005 dioxin reduction goal, while a positive development, is largely unresponsive to the policy challenges ahead. Reducing its previous high volume of emissions to a smaller level still will leave dioxin emissions to be controlled. **More importantly, the 2005 goal does not address the very large problem of Dow products which enter the marketplace and cause dioxin or persistent toxic chemical emissions in their use or disposal – the problem which led to the characterization of the company as the largest manufacturer of dioxin precursor products.**

The company also cites the Duke Energy Corp. resolution, where the proponents had attempted to impose very specific emission control standards of 5 lbs. of NOx per million btu's of heat by 2007. This was akin to imposing a specific regulatory standard on the company, in other words micromanaging. In contrast, in the present case the proponents are asking a much larger question about whether and how the company will meet treaty goals and other policy measures which shift away from certain products and processes, and additionally, a summary of the costs in recent years from the company's failure and resistance to making such a shift.

III. REQUESTED REPORTING OF SUMMARIES OF REMEDIATION PLANS IS CONSISTENT WITH SEC PRECEDENTS AND DOES NOT CONSTITUTE ORDINARY BUSINESS.

In addition to phaseouts of POPs and dioxins, the resolve also asks for reporting of the management's remedial plans where sites have been contaminated with dioxins. The proponent believes that Dow facilities are having large impacts on the environment near their facilities, and that there are potentially material impacts associated with remediation. Dow has been named as a potentially responsible party under federal or state Superfund laws at 24 different sites.

In the Myrtle Grove trailer park near Dow's vinyl chloride monomer plant in Plaquemine, Louisiana, state officials are investigating whether Dow is the source of vinyl chloride contaminating groundwater systems. Residents of the trailer park filed suit against the company in January 2002 alleging the company knew and covered up information about the contamination.

Dow's production facility in Midland has produced chlorinated compounds for more than 60 years. In 2001, extensive dioxin contamination was discovered downriver from Dow's manufacturing facility and water discharge outfalls. The dioxin contamination is thought to have resulted primarily from historical operations and some catastrophic releases, particularly related to flooding. According to state regulations, cleanup is required if dioxin levels are higher than 90 parts per trillion (ppt) in a residential area. Samples tested thus far range from background to more than 7,200 ppt, more than 80 times the state cleanup standard. The contamination extends more than 20 miles downstream from Dow's manufacturing site and appears to be distributed throughout floodplain soils. See Michigan Department of Environmental Quality web page: Tittabawassee River Flood Plain Contamination http://www.michigan.gov/deq/0,1607,7-135-3308_21234-43808--,00.html

Federal toxicologists from the Agency for Toxic Substances and Disease Registry (ATSDR), in a draft report, called for widespread testing of possible dioxin contamination caused by Dow Chemical that may have spread well beyond the company's Midland facility. Petitioned Health Consultation, Public Comment Release, Dioxin Contamination in Soil for Midland, Michigan, and Dioxin Contamination in the Tittabawassee River Floodplain, March 4, 2002.

The report adds that MDEQ should "immediately implement sampling plans to determine if dioxin contamination is present – the data necessary to determine if dioxin-contaminated floodplain soil in the Tittabawassee River watershed poses a public health risk are not available; therefore, the site poses an indeterminate public health hazard." *Id.* The report further adds "… additional soil sampling is immediately necessary to determine the extent and severity of dioxin contamination [there and in nearby areas]."

The issue of plans for remediation of dioxin contamination of Dow chemical sites is also a major policy issue of concern to investors. The company has historically generated and emitted dioxins at its facilities. The dioxin contamination of Midland, Michigan, where the company's headquarters is located, is a major topic of public controversy and is likely to impose expensive costs on the company and its shareholders. The request for better disclosure of remedial plans is appropriate because of the large costs that may result at those sites, because it indicates the extent and quality of corporate management of these issues, and because it may help to give a sense of what lies ahead if the company does not move toward phaseout of production of the relevant products.

The precedent for requiring reporting on site remediation plans is clear. Although SEC rules already require some reporting on remediation, various resolutions cleared by SEC Staff have requested additional reporting. For example, a resolution filed with Kodak requested that it disclose progress on a list of hazardous waste sites and other circumstances in which the company expects to accrue environmentally based financial liabilities. (avail. Feb. 1, 1999). This resolution was cleared by Commission staff on other charges. It was not even asserted to constitute "ordinary business," despite the detailed request:

> The shareholders request Kodak's Board to disclose in its environmental progress report, a complete listing of all hazardous waste sites where Kodak is a potentially responsible party, and other circumstances in which the company and its shareholders can be expected to accrue environmentally-based financial liabilities through retirement of operations, court orders, consent decrees, litigation, or government requirements, that environmental remediation, pollution clean-up, pollution equipment upgrades, and/or damage compensation.

A similar resolution was filed in Advanced Micro Devices (available February 25, 1998) in which a set of policies related to environmental contamination were requested to be disclosed. The Staff concluded that the resolution was not excludable as ordinary business.

IV. REQUESTED REPORTS SUMMARIZING LOBBYING, ADVERTISING, AND OTHER INDICIA OF MANAGEMENT OF THE DIOXIN AND PERSISTENT ORGANIC POLLUTANT ISSUES ARE NEEDED TO ADVISE SHAREHOLDERS ON THE DIMENSIONS OF THESE STRATEGIC ISSUES AND DO NOT RENDER THE RESOLUTION'S FOCUS "ORDINARY BUSINESS."

The Company further suggests that the proposal requests reporting on ordinary business because it requires reporting on lobbying, attorney's fees, media and public-relations. Specifically the Company asserts that these aspects of the proposed report attempt to micromanage the company, " by probing too deeply into matters of a complex nature upon which the shareholders as a group would not be in a position to make an informed judgment."

Although the Commission has stated in Exchange Act Release No. 40018 (May 21, 1998) that a central consideration for the ordinary business operations exclusion is whether the resolution probes too deeply into the questions at hand, the proposal does not cross the line into that level of depth. Instead of asking for detailed accounting on the array of issues and impacts, it requests summaries and allows the company to determine the appropriate level of detail to inform the shareholders.

Each of the points of information requested are clearly relevant to informing shareholders on the big picture - how the company's decisions on whether to continue production and/or emission of dioxins and PBTs are affecting the company, and what the costs are of continuing with current practices.

Proponent believes that the company is keeping shareholders in the dark on information that, taken together, may demonstrate the material impacts of the company's materials policies. The proponent is seeking a report which gives adequate details on the range of expenses that are already being imposed on the company by its positions and responses regarding public policy, so that shareholders be adequately informed on these large issues. The proponent believes that the company is either already facing or will soon face mounting expenses due to its reticence to move out of the production of dioxin generating products and other persistent toxic chemicals.

Proponent believes the supporting statement is intended to help guide the management in preparation of the requested report, but that the primary focus for evaluation of the resolution should be on the resolved clause, rather than on the supporting statement. Nevertheless, the proponent also believes that even if it is read into resolved clause, the elements of the supporting statement are defensible individually and collectively under existing SEC precedents because they provide needed information on public policy implications, rather than intervening into or directing ordinary business.

The company asserts that there are long time precedents for excluding proposals relating to legislative and regulatory matters, advertising, media and/or public relations. But the company neglects numerous recent precedents and distinctions in which the types of costs suggested, because they related to large policy issues, were to be required to be reported by a company, and SEC Staff designated them as not excludable.

Recent SEC staff decisions make a clear distinction between proposals which dictate company lobbying positions or public-relations decisions, and those which merely require reporting of categories of costs. For example the AT&T and Time-Warner decisions allowed exclusion of resolutions where proponents were attempting to dictate company decisions regarding how the company is named. By contrast, in other recent decisions on both lobbying and media expenditures, where the primary focus was on large policy issues the proposal was considered not excludable. For example in Philip Morris Companies, Inc. (February 22, 1990), a proposal requesting that a review committee be created to report on the impact of the company's product promotional activities on smoking by minors was found not excludable under (c)(7)).

In Loew's (available February 22, 1999) the Staff ruled that a proposal to implement a policy of submitting tobacco advertising campaigns to independent testing to ensure that they are not more appealing to children than to adults was not likely to be ordinary business and was not excludable. As with the Philip Morris case, the key distinction seems to be that if the company is itself directly implicated in a large public policy dispute, resolutions relative to advertising issues involved in that dispute are not treated as ordinary business.

By contrast, when resolutions try to affect the content of advertising in a way that does not relate directly to a major policy issue facing the company, the resolutions are treated as ordinary business. For example, in Annheuser Busch (Available Jan 21, 2000) the resolution sought to have the company board of directors prepare a report with respect to using only advertisements that do not "offend the sexual sensibilities of heterosexual persons." That was found to be excludable as ordinary business by the Staff. Similarly there are a number of cases where media companies were not required to publish resolutions that would address their publishing of tobacco advertising. See e.g., cases on media outlets Time Warner, Inc. (January 18, 1996) and Times Mirror Company (January 16, 1996). Also see, Minnesota Mining and Manufacturing Company (January 16, 1996), the Staff found excludable a proposal that the company's outdoor billboard business comply voluntarily with the FDA's recommendations on reducing youth smoking by eliminating outdoor advertising of tobacco products.

Although tobacco advertising might be a major policy issue, the distinguishing feature of these cases is that tobacco was not a core public policy issue for those media companies – a clear distinction emerges between resolutions directed at advertising by the producer of a policy-targeted product (permissible) and those directed at the advertising media outlet that is not the producer of the policy-targeted product (impermissible).

Given the Loews and Philip Morris decisions where the resolution attempted to actually *shape* advertising practices, the advertising-related provision in this resolution should be all the more acceptable. Instead of attempting to direct the company's advertising practices, the resolution merely asks that advertising and media expenditures relative to dioxins be summarized. With regard to resolutions on lobbying and political matters, if anything the commission staff has grown more lenient in recent years. For instance, it did not treat as ordinary business a resolution asking Bank of America (avail. December 30, 1999) to adopt a policy that it not make or solicit any political contributions. And it did not treat as ordinary business a resolution directed toward General Electric (Avail. December 20, 1999) requiring a summary of GE's federal and state campaign finance contributions, policies on allocation of shareholder funds for political purposes, or lobbying position on campaign finance reform.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the proponent to make needed modifications.

Please call me at 781 894-0709 with respect to any questions in connection with this matter, or if the staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Cc:
Ronald O. Mueller, Esq. Gibson, Dunn & Crutcher
Shelly Alpern, Trillium Asset Management
Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company

APPENDIX
EXAMPLES OF POLICIES ON PVC PURCHASING

I. RESOLUTIONS TO REDUCE OR ELIMINATE PVC PRODUCTS, WHICH ARE LINKED TO DIOXIN FORMATION.

A. Existing Policies and Resolutions

1. UK- Newhaven Town Council

Council Policy on the use of PVC: -

· The Council will seek to avoid PVC in all products it purchases, including office equipment and furniture, electrical cables and miscellaneous items.

· The Council will make their policy known to suppliers and contractors and give priority to those that offer products that do not use PVC.

· When refurbishing or constructing public buildings or those, for which public money is made available, the Council will specify to the designers/contractors that PVC should not be used except where an alternative cannot be found at a reasonable cost. In this case details of attempts to find such alternatives will be required by the Council. This applies to all construction materials including doors and windows, floors electrical cabling, interior and exterior drainage and waste systems, underground piping and fixtures and fittings.

· The Council, by implementing this policy and by other means, will work to educate the public on the environmental hazards of PVC and to lead by example.

· The Council will actively encourage and aid other Local Authorities and other agencies with which the Council works to implement PVC restrictions.

· The Council recognizes that it is the chlorine content of PVC that causes the most serious environmental damage and so will also avoid the use of other chlorinated products, such as chlorine bleached paper and chlorinated disinfectants.

2. Chicago Medical Society
No. 98-28 RESOLTION -PVC Plastic Use by Health Care Facilities

· **RESOLVED**, that the CMS encourage the study and evaluation of alternative products and practices that will lead to the reduction and elimination of dioxin release into the environment from medical products composed of chlorinated hydrocarbons.

3. Rahway, New Jersey (Ordinance Number: 0-53-96)

· Prohibits the use of PVC or polystyrene by retail food vendors located within the city and requires them to use degradable packaging.

4. Lake in the Hills, IL (Building Commissioner memo to President and Board of trustees)

· Banned the use of CPVC pipe for construction in March 1996, citing problems with using pipe-thawing equipment for non-metal piping, worker exposure to glues and solvents during installation and other issues.

5. Glen Cove, New York

· Banned city retail food establishments from selling, giving or providing eating utensils or food containers to any consumers if such eating utensil or food container is composed of polystyrene or PVC.

6. Minnesota Medical Association (October 1998)

· Resolution in support of PVC substitution which says, "that the Minnesota Medical Association acknowledge the role that PVC plays in the production of dioxins, acknowledge the environmental and physical threats associated with dioxins, acknowledge the need to reduce the of PVC products, and support the efforts to address dioxin as a pollutant through strategies including but not limited to, material substitution of PVC products."

7. California Medical Association (February 1998)

· Resolution to "encourage the study and evaluation of alternative products and practices that will lead to the reduction and elimination of dioxin release into the environment from medical products composed of chlorinated hydrocarbons."

8. Maine Hospital Association (March 2001)

· Member hospitals agreed to continuously reduce the use and disposal of PVC plastic in hospitals. The highest priority is placed on reducing PVC use in disposable healthcare products and office products. Longer term replacement of PVC in durable medical products, construction material, and furniture is to be considered when opportunities present themselves."

9. International Efforts to Eliminate PVC/ Dioxin

· Ban on the sale of children's items, including toys, made of PVC

· **Austria**- January 1999- ban on the sale of phthalate plasticizers in toys for children under three years old.

· **Cyprus**- November 12, 2000- ban on baby toys made of PVC

· **Czech Republic-** February 2001- emergency ban on phthalates in PVC Toys entered into force.

· **Denmark-** April 1, 1999- ban on phthalate plasticizers in toys and childcare articles for infants under three years old. Companies are given one year to clear existing stock, and inflatable toys are allowed until Jan.1, 2003.

· **Figi Islands-** October 24, 2000- ban on the sale of children's items made of PVC. The ban extends beyond soft PVC toys intended for children's mouths to include other articles such as stroller covers and mattress covers.

· **Greece- 1999-** Bans the import and sale of PVC toys containing phthalates for children under three years old.

· **Mexico- November 30, 1998-** Health Ministry announced that it would stop the import of soft PVC toys for small children and withdraw these products from sale.

· **Norway- July 1, 1999-** Ban on the production, distribution, import and export of toys and other products aimed at children under three years old and containing phthalate plasticisers.

· **Tunisia- July 18, 2000-** Ban on the importation, selling and distribution of all PVC toys and childcare articles intended for children under the age of three and which contain more than 0.1% of one of the six mentioned categories of phthalates (DINP, DEHP, DNOP, DIDP, BBP, DBP)

· **PVC Bans on other Products**

· **Aachen, Germany- 1996-** First Community to include a ban on the use of PVC in cables.

· **Japan- July 27, 2001-** an ordinance on "Standard on Food, Additives, and related Products" was amended to stop the phthalate DEHP being used in Food utensils and vessels and to stop the use of DEHP and DINP in toys (covers all toys up to the age of six):

· In the production of resin baby toys intended to be put in the mouth, PVC which contains DEHP should not be used.

· In the production of resin toys, PVC which contains DEHP should not be used.

· **Restrictions on PVC packaging**

· **Czech Republic- Waste Bill signed in February 2000-** Bans the use of PVC packaging after 2008.

· **Catalunya, Spain- May 1996- Parliament approved a non-law proposition to phase**

out PVC in food packaging:

- "The Parliament of Catalunya urges the Generalitat Government to, starting from their proper competence on industry, commerce and food matters, forbid the manufacture and use of PVC, in any type of packaging for food."

- **Policies, Recommendations, and Resolutions for the phase out of PVC**

- **Denmark- 1996- "Proposal for Parliamentary Resolution for the phasing out of PVC."**

- Places restrictions on the manufacture, use, and disposal of PVC. Also calls for the elimination of heavy metal stabilizers and phthalates, the minimization of PVC construction material use in public buildings and the reduction of the incineration of PVC waste.

- **Bonn, Germany- December 13, 1995-** Committee for the environment announced a policy which would phase out most major uses of PVC in public construction.

- **Berlin, Germany-** Since 1989, over 130 public building projects have been built with the restrictions on the use of PVC.

- **International Society of Doctors for the Environment (ISDE)- October 1999- Resolution on PVC:**

- ISDE is concerned that the chlorinated plastic polyvinyl chloride (PVC) represents a large amount of the plastic used in the health care industry...

Therefore ISDE:

- Urges all health care facilities to explore ways to reduce, with aim to eliminate, their use of PVC plastics.
- Calls upon health care professionals to encourage health care institutions with which they are associated to adopt policies that will reduce, with the aim to eliminate, the use of PVC plastics.

- Strongly urges medical suppliers to develop, produce, and bring to market appropriate cost competitive and safe products that can replace PVC and other chlorinated plastics.

- Urges governments to take action that encourage the phase out of PVC in medical devices.

- **World Health Organization- 1992- "Recommendations For the Protection of Human Health and the Environment..."**

- Measures must be taken to reduce the release the DEHP to the environment.

· Medical devices and products that contribute to the body burden of DEHP must be scrutinized to reduce exposure to DEHP via the intravenous route.

· **Luxembourg- 1991- Technical Resolution-** No new pipes will be allowed for sewage systems in the capital. It covers the public as well as private sectors.

· **Bergen, Norway- 1991-** Decision to phase out PVC in public buildings.

· **Andalucia, Spain- November, 1996-** Approved a Resolution on PVC that includes several measures, including a phase-out of PVC in health care institutions.

· **Toronto City Council -1996- PVC Resolution**

· **PVC Strategies**

· **Denmark- 1999 "Action Plan for the Reduction and Phasing out of Phthalates in Soft Plastic."**

· A tax on PVC of two Danish Kroner per kilogram (Approx. 0.3 USD/kg) (entered into force 1 July 2000)
· A tax of 7 Danish Kroner per kilo of phthalates (Approx. 1.2 USD/kg) (entered into force 1 July 2000)
· New PVC products must be free of additives containing environmental contaminants and substances which are harmful to health
· PVC products which are difficult to separate must be substituted as far as possible
· As far as possible PVC must be kept away from incineration plants
· Relevant treatment technologies must be developed
· Recyclable PVC must be collected and regenerated
· Recycling PVC containing heavy metals must be limited and only occur in controlled system.

· **European Union- Green Paper on PVC [the excerpt below is taken directly from the website:** http://www.europa.eu.int/comm/environment/pvc/index.htm**]**

· A number of issues regarding PVC and its impact on the environment have been identified and analysed in the Green Paper:

· **The PVC industry and its products:** structure of the industry, production processes, range of products, economic importance

· **Additives:** quantities used, hazards, and risks of additives, in particular heavy metal stabilisers and phthalate plasticisers

· **Management of PVC wastes**: current quantities and treatment routes, future development

· **Recycling of PVC wastes**: processes and potential quantities for mechanical and chemical (feedstock) recycling and other technologies

· **Incineration of PVC wastes**: technologies, residues, costs of incineration, evaluation of a potential diversion of PVC from incineration

· **Landfilling of PVC wastes**: behaviour under landfill conditions.

· The Green paper lists a range of measures, mandatory as well as voluntary, that are available to implement a horizontal Community strategy on PVC in order to address the problems that have been identified during the above mentioned analysis. The European PVC industry has signed a voluntary commitment on the sustainable development of PVC, which among others addresses the reduction of the use of certain heavy metal stabilisers, the mechanical recycling of certain post consumer wastes and the development of further recycling technologies. Legislative measures, such as a Proposal for a Directive on PVC, or a mix of instruments such as the adaptation of existing Directives, Recommendations to the Member States and further voluntary commitments could also be adopted.

· **Singapore-** According to national legislation, waste PVC and PVC coated cables are hazardous waste, thus imports are banned under the Basel Convention.

· **Spain - PVC Free Cities**

· 62 Spanish Cities have been declared PVC free cities.5
· The "standard" measures approved are:

· To subscribe to the decision of the Spanish Senate of 19-12-95, which asked for a state regulation on PVC.

· To ask the regional and central government to consider the risks for public health of the consumption of food packed in PVC, as well as the risks from its production and disposal, and therefore, in order regulate its uses.

· That the municipality, or its entities, will not buy or use mineral water or other drinks or food packed in PVC, in any of their activities. In first instance, glass bottles are recommended followed by PET or other alternative plastics that don't harm public health.

· To recommend to all its citizens not to buy food products packed in PVC, due to the risk it may cause to humans and other living organisms.

· To elaborate a municipal strategy that will allow in the medium term the substitution of PVC construction materials with other alternatives such as wood, in new installations, constructions, renovations, etc., carried out or funded by the municipality, with the objective that the city of...will become PVC-FREE.

- To communicate this agreement to all institutions, and departments affected by it.

- **Shiga City, Japan- 1999- PVC Banishment Policy-**

- Beginning in fiscal 2000, Shiga City will, in principle, cease using PVC pipes in municipal water-supply works.

- It also launched a campaign to encourage households to switch to PVC-free products for everyday use. (February 2000).

- **Slovakia- May 15, 2001- PVC Ban**

- As part of the new Waste Management Act, Slovakia called for a "total PVC ban for all products, including packaging."

--

GIBSON, DUNN & CRUTCHER LLP

LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 26, 2003

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of The Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Supplemental Letter -- Stockholder Proposal of Daniel Clowes*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements the request by our client, The Dow Chemical Company (the "Company") that the staff of the Division of Corporation Finance (the "Staff") concur that it will take no-action if the Company omits from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from Trillium Asset Management Corporation as the authorized representative of Mr. Daniel Clowes (the "Proponent"). The Proposal requests that the Company issue a report by October 3, 2003 covering, among other things, ordinary business matters such as "timetables and benchmarks to meet phase-out goals of [certain] treaties," "annual expenditures ... on attorney's fees, expert fees, lobbying and public relations/media expenses relating to the potential health and environmental consequences of dioxin releases or exposures," and "a description of any major controversies involving community and environmental stakeholders."

The Company submitted a letter to the Staff with its basis for exclusion on January 6, 2003 (the "Company's Request"). In a letter dated January 30, 2003, Mr. Sanford Lewis submitted to the Staff a response to the Company's Request on behalf of the Proponent (the "Proponent's Response"). Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter. We would be please to provide copies of the Company's Request and the Proponent's

Response to the Staff upon request. A copy of this letter is being mailed on this date to the Proponent and Mr. Lewis.

The Proponent's Response discusses the reasons the Proponent believes that the Proposal cannot be excluded under Rule 14a-8(i)(7) since the Proponent asserts that the Proposal involves a significant policy issue. In crafting that argument, the Proponent's Response makes a number of allegations and factual assertions regarding the Company and its operations which were not raised in the Proposal. Although the Company believes that a number of these allegations are not well-founded or do not fairly portray the facts, we do not engage in a point-by-point rebuttal of those assertions below.

In addition, we do not believe it necessary to debate whether Rule 14a-8(i)(7) would allow a company to exclude a proposal asking only that a company publish a report on phase-out or remediation plans regarding dioxin since, as set forth in the Company's Request and discussed further below, the Proposal at issue here also clearly requests the Company to report on ordinary business matters.

As styled, the Proposal would have shareholders vote on whether the Company should issue a report described in the Proposal, and the Proposal expressly states, "such report should include ... timetables and benchmarks to meet phase-out goals of the treaties; annual expenditures for each year from 1995-2002 summarizing funds spent on attorney's fees, expert fees, lobbying, and public relations/media expenses" and "a description of any major controversies involving community and environmental stakeholders...." The format of this Proposal is identical to that described by the Staff in the *Wal*-Mart no-action letters cited in the Company's Request, and the Proponent's Response provides no contrary authority or bases for deviating from that precedent. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 31, 2000 and determination by the Commission not to review the Staff's position issued Sept. 27, 2000) and *Wal-Mart Stores, Inc.* (avail. March 15, 1999). Accordingly, based upon precedent cited, we believe that the supporting statement, which details information to be included in the requested report, should be considered part of the Proposal.

We believe the discussion set forth in Part II of the Proponent's Response is inapposite. Each of the letters cited either ask the company to adopt a policy regarding or to issue a report on a matter that is not ordinary business, such as phasing out the use, production or sale of certain materials or products. In contrast, the Proposal is not limited to policy issues such as whether the Company should phase out dioxin production but instead delves in ordinary business matters (*e.g.*, details relating to the timing and manner of implementing a specific policy, the handling of legislative and regulatory actions and the company's advertising, media or public relations activities). Based on the precedent cited in the Company's Request, the Proposal thus is excludable "because the proposal relates in part to ordinary business operations." *See Associated Estates Realty Corp.* (avail. Mar. 23, 2000), and the other precedent cited in the Company's Request.

The letters cited in Part IV of the Proponent's Response equally are inapplicable to the Proposal. Those letters address proposals where advertising policies or political contribution policies at issue are deemed significant. *See, e.g., Philip Morris Companies, Inc.* (*Evangelical Lutheran Church*) (avail. Feb. 2, 1990) (seeking "a specific evaluation of how promotion techniques such as advertisements and sponsorships ... affect children's purchase of [Philip Morris'] cigarette products'' where the proposal sought for a "Review Committee'' to "recommend policies to be implemented by the Company'' regarding tobacco sales to minors). In *General Electric Co.* (avail. Feb. 22, 2000), cited in the Proponent's Response, the proposal involved the general policy of "use of shareholder funds for political purposes,'' and sought only a summary of information regarding the company's political contributions and contribution policies. The Staff denied no-action relief, noting that "the proposal appears to focus on GE's general political activities rather than GE's products, services or operations.'' In contrast, and as discussed in the Company's Request, the Proposal requests a report focusing on the Company's "products, services or operations'' because the Proposal seeks information on ordinary business matters such as timetables or benchmarks, annual expenditures – on a per year basis – for attorneys fees, lobbying or public relations, and information on the company's public relations with various groups.

Contrary to what is implied in the Proponent's Response, the Company's Request does not assert that any proposal relating to advertising or lobbying necessarily implicates ordinary business matters. However, Staff precedent establishes that proposals going beyond a policy issue and instead addressing specific aspects of a company's operations can involve ordinary business matters, and therefore be excludable, even if they touch upon a significant policy issue. This distinction is evidenced by precedent holding that proposals dealing with the general policy issue of whether a company makes political or charitable contributions are not excludable (see, for example, the *Bank of America Corp.* (avail. Mar. 10, 2000) proposal cited in the Proponent's Response) whereas proposals that would require or prohibit companies from donating to *particular* political or charitable organization or particular *types* of such organizations are excludable under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Jan. 24, 2003), the Staff concurred that a company could exclude a proposal under Rule 14a-8(i)(7) that requested the company to "refrain from making charitable contributions,'' where the proposal's preamble and supporting statement made clear that the proposed ban on charitable contributions was actually directed toward a particular kind of charitable contribution. *See also SCEcorp* (avail. Feb. 20, 1992) (granting no-action relief for a stockholder proposal requiring contributions to qualified charities that work to improve fisheries and wildlife habitat as "the determination to commence contributions to a particular charity'' fell within the ordinary business exception).

* * *

As set forth in the Company's Request, we believe that the Proposal may be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal is not limited to significant policy issues but instead encompasses matters relating to the Company's ordinary business operations. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of further assistance in this matter.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

cc: Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Shelley Alpern, Assistant Vice President, Trillium Asset Management Corporation
Sanford Lewis, Attorney

70237773_4.DOC

SANFORD J. LEWIS, ATTORNEY

March 5, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Corporation
On Behalf of Daniel Clowes – reply to company's supplemental comments

By fax and fedex

Dear Sir/Madam:

I am writing in response to the Dow Chemical Company's supplemental comments of February 28 on the above captioned matter. Enclosed with the hard copy of this letter find six copies.

The company notes in its supplemental letter that even a resolution which focuses on a public policy matter may be excluded as ordinary business if it otherwise delves into ordinary business. While we agree that this could in some cases be true, but one thing is very clear from the SEC rulings cited in our prior response letter. Matters that have been deemed ordinary business in some contexts are accorded wide latitude by the Staff when those matters are germane to evaluation of a public policy issue facing a company that is the core subject matter of the resolution.

Especially in light of the Dow Chemical Company's 10-K report released on February 28, which disclosed the potential for $2.2 billion in asbestos liabilities, investors may have an appropriate interest in disclosure of summary indicators of potentially mounting costs and liabilities relative to other toxic business elements at the company. The details suggested for the requested report represent the best available early warning markers known to the proponent to allow shareholders to assess the extent of the companies' PBT and dioxin risks, challenges and liabilities – the relevant public policy concerns raised by the resolution.

In light of asbestos, on which toxic liabilities mounted at companies over the course of many years despite denials by corporate managers, it is easy to see why investors need and should have a right to request the summary data requested in the resolution – for instance, the extent of existing major deposits of dioxin contamination, the company's remediation plans and its best projections of associated liabilities beyond the limited information provided in its current filings. Similarly, a review of summary trends in expenditures on attorneys' fees, lobbying, and public relations related to dioxin issues may be the best way for shareholders to assess early on whether a company is engaging in a pattern of resistance and retrenchment similar to that engaged in by companies that mismanaged asbestos hazards in the mid-20th century.

PO Box 79225 Waverley, MA 02479 • gnproject@earthlink.net
781 894-0709 ph. • 419 735-8935 fax

The Staff's approach to these subject matters is apparent – it is not the category of disclosure (e.g. advertising) that is determinative, but rather its relevance to the appropriate public policy concerns of investors. So, while dictating the content of advertising (anti-tobacco), for instance, has been deemed to be ordinary business for a media company, e.g. Time Warner, Inc. (January 18, 1996) and Times Mirror Company (January 16, 1996), inquiries into the impact of *tobacco advertising* by a *tobacco company* facing big public policy issues on tobacco's health impacts was not considered to be "ordinary business." Philip Morris Companies, Inc. (February 22, 1990). And numerous other previous resolutions found by the Staff to not constitute ordinary business have, as cited in our prior letter, contained the kinds of details that would be deemed ordinary business were they not geared toward and supportive of the need to evaluate and address a larger policy matter.

In conclusion, we reaffirm our request of the Staff to inform the company that the SEC proxy rules require denial of the Company's no-action request. In this post-Enron era in which corporate lawyers and accountants have been observed over and over again obscuring the trail of corporate debt and liabilities, affording shareholders the right to vote upon a resolution that begins to examine whether such a trail is present at this company seems more timely and necessary than ever.

Please call me at 781 894-0709 with respect to any questions in connection with this matter, or if you need any other information.

Sincerely,

Sanford Lewis
Attorney at Law

Cc:
Ronald O. Mueller, Esq. Gibson, Dunn & Crutcher
Shelly Alpern, Trillium Asset Management
Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 6, 2003

The proposal requests that the board of directors issue a report summarizing Dow Chemical's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins, and describes other matters to be included in the report.

We are unable to concur in your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dow Chemical may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Alex Shukhman
Attorney-Advisor